SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549



                         Amended SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                NATIONAL COMMERCE BANCORPORATION
                        (Name of Issuer)



                  $2.00 Par Value Common Stock
                 (Title of Class of Securities)


                          635 449 101
                         (CUSIP NUMBER)



                     W. Harold Parker, Jr.
              Senior Vice President and Controller
                   CCB Financial Corporation
                      111 Corcoran Street
                  Durham, North Carolina 27701
                         (919) 683-7631
  (Name, Address and Telephone Number of Person Authorized to
               Receipt Notice and Communications)



                         March 17, 2000
    (Date of Event which Requires Filing of this Statement)


     If  the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)93) or (4), check the following box ?.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 124 875 105
_________________________________________________________________
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          CCB  Financial Corporation, I.R.S. Identification  No.:
           56-1347849
----------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group
          (a)
          (b)
_________________________________________________________________

     3) SEC Use Only
_________________________________________________________________

     4) Source of Funds  WC:00
_________________________________________________________________

     5)  Check  if  Disclosure of Legal Proceedings  is  Required
Pursuant to Items 2(d) or 2(e): Not Applicable
_________________________________________________________________

     6) Citizenship or Place of Organization:     North Carolina.
_________________________________________________________________

   Number of  Shares Beneficially Owned By Each Reporting  Person
          With

          7) Sole Voting Power: 21,527,748 shares (16.6% upon exercise of option).*

_____________________________________________________________

          8) Shares Voting Power: -0-

______________________________________________________________

          9)  Sole  Dispositive Power: 21,527,748  shares  (16.6%
          upon exercise of option).*

_____________________________________________________________

         10) Shared Dispositive Power: -0-
_________________________________________________________________

     11)  Aggregate  Amount Beneficially Owned by Each  Reporting
           Person: 21,527,748
_________________________________________________________________

     12)  Check  if  the  Aggregate Amount in Row  (11)  Excludes
           Certain Shares: Not Applicable.
_________________________________________________________________

     13)  Percent  of Class Represented by Amount  in  Row  (11):
           19.9% (16.6% upon exercise of option)
_________________________________________________________________

     14) Type of Reporting Person: CO (bank holding company).
_________________________________________________________________

     * The shares indicated are purchasable by CCB Financial Corporation ("CCB") upon exercise of an option granted by National Commerce Bancorporation ("NCB") to CCB on March 17, 2000, and described in Item 4 of this report ("Option"). Prior to the exercise of the Option, CCB is not entitled to any rights as a shareholder of NCB as to the shares covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. CCB expressly disclaims beneficial ownership of any of the shares of Common Stock of NCB which are purchasable by CCB upon exercise of the Option.

     The percentage indicated represents the percentage of the total outstanding shares of Common Stock of NCB as of March 13,
2000, taking into consideration the 21,527,748 shares of NCB Common Stock that would be issued pursuant to the Option. For the reasons discussed above, CCB expressly disclaims beneficial ownership of any of the shares of Common Stock of NCB which are purchasable by CCB upon exercise of the Option.

Item 1.  Security and Issuer

     In connection with the proposed merger of CCB Financial Corporation, a bank holding company headquartered in Durham, North Carolina ("CCB"), with and into National Commerce Bancorporation, a bank holding company headquartered in Memphis, Tennessee ("NCB"), and pursuant to an Agreement and Plan of Merger, dated March 17, 2000, between CCB and NCB (the "Agreement"), CCB and NCB entered into a Stock Option Agreement ("Option Agreement") pursuant to which NCB granted CCB an option (the "Option") to acquire 21,527,748 shares (the "Option Shares") of NCB's $2.00 par value common stock ("NCB Common Stock") at a price of $20.3125 per share, subject to adjustment pursuant to the anti-dilution provisions of the Option Agreement (the "Purchase Price").

Item 2.  Identity and Background

     CCB is a bank holding company with its principal offices located at 111 Corcoran Street, Durham, North Carolina 27701. Its principal business is the ownership of Central Carolina Bank and Trust Company, a North Carolina commercial bank whose principal executive offices are the same as that of CCB ("CCB Bank"), and American Federal Bank, FSB, a federal savings bank whose principal offices are located in Greenville, South Carolina ("AFB"). CCB Bank and AFB engaged in the general business of banking, and activities related thereto, primarily in the States of North Carolina and South Carolina, with associated activities conducted through direct or indirect subsidiaries of CCB incorporated and doing business in Delaware, Virginia and Florida.

     To the best of CCB's knowledge, during the last five years, neither CCB nor any of its directors or executive officers (each of whom is set forth on Exhibit A hereto) has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has CCB or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     It is presently anticipated that shares of NCB Common Stock as described in Item 4 would be purchased with working capital funds of CCB.

Item 4.     Purpose of Transaction

     Pursuant to the Agreement, and in consideration thereof, NCB issued the Option to CCB to purchase, under certain conditions, the Option Shares, or any portion thereof, at the Purchase Price.

     The Agreement provides, among other things, for the merger of CCB with and into NCB (the "Merger"). The Merger will be conducted pursuant to the terms of the Agreement. Upon consummation of the Merger, which is subject to the approvals of the shareholders of CCB and NCB, the approval of NCB's shareholders of the issuance of NCB Common Stock in connection with the Merger, receipt of required regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share outstanding of CCB Common Stock (excluding shares of CCB Common Stock held by CCB, NCB, or any of their subsidiaries (other than shares of CCB Common Stock held in a fiduciary capacity), shall be converted into and exchanged for 2.45 shares of NCB Common Stock (subject to possible adjustment in accordance with the terms of the Agreement, the "Exchange Ratio").

     If (i) CCB is not in material breach of the Option Agreement or the Agreement, and (ii) no injunction against delivery of the Option Shares is in effect, CCB may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events:

     (A)  (i)   NCB  or  any of its subsidiaries  (each  an  "NCB
          Subsidiary"), without having received CCB's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than CCB or any CCB Subsidiary or the Board of Directors of NCB shall have recommended that the shareholders of NCB approve or accept any Acquisition Transaction. "Acquisition Transaction" shall mean (w) a merger or consolidation, or any similar transaction, involving NCB or any NCB Subsidiary that is a "Significant Subsidiary" (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")), (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of NCB or any Significant Subsidiary of NCB,
          (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of NCB, or (z) any substantially similar transaction; provided, however, that in any event neither the consummation of the merger of Piedmont Bancorp, Inc. into NCB (the "Piedmont Merger") nor any merger, consolidation, purchase or similar transaction involving (A) only NCB and one or more of the NCB Subsidiaries or involving only any two or more NCB Subsidiaries, provided that any such transaction is not entered into in violation of the terms of the Agreement, or (B) any pending acquisition by NCB disclosed by NCB in its disclosure schedule delivered to CCB in connection with entering into the Agreement and consummated pursuant to such disclosed terms, shall be deemed to be an Acquisition Transaction;

          (ii) NCB or any NCB Subsidiary, without having received CCB's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than CCB or a CCB Subsidiary, or the Board of Directors of NCB shall have publicly withdrawn or modified, or publicly announced its interest to withdraw or modify, in any manner adverse to CCB, its recommendation that the shareholders of NCB approve the transactions contemplated by the Agreement in anticipation of engaging in an Acquisition Transaction;

          (iii) Any person other than CCB, a CCB Subsidiary or any NCB Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of NCB Common Stock (the term "beneficial ownership" having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

          (iv) Any person other than CCB or any CCB Subsidiary shall have made a bona fide proposal to NCB or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

          (v) After an overture is made by a third party to NCB or its shareholders to engage in an Acquisition Transaction, NCB shall have breached any covenant or obligation contained in the Agreement and such breach
          (x)  would  entitle CCB to terminate the Agreement  and
          (y) shall not have been cured prior to the date on which CCB shall give notice to NCB of its intent to purchase shares of NCB Common Stock under the Option;

          (vi) Any person other than CCB or any CCB Subsidiary, other than in connection with a transaction to which CCB has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction (each the foregoing items being an "Initial Triggering Event"); and

     (B)  (i)   The  acquisition  by  any  person  of  beneficial
          ownership  of  20% or more of the then outstanding  NCB
          Common Stock; or

          (ii) The occurrence of the Initial Triggering Event described in item (A)(i) above, except that the percentage referred to in clause (y) of such item
          (A)(i) shall be 20% (each of the foregoing items being a "Subsequent Triggering Event").

     In addition to the foregoing: (a) Immediately prior to the occurrence of a Repurchase Event (as defined below), (i) following a request of the holders or holders of the Option ("Holder"), delivered prior to an Exercise Termination Event, NCB (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the Market/Offer Price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered within 90 days of such occurrence (or such later period as is provided in the Option Agreement), NCB shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the Market/Offer Price multiplied by the number of Option Shares so designated. The term "Market/Offer Price" means the highest of (i) the price per share of NCB Common Stock at which a tender offer or exchange offer therefor has been made,
(ii) the price per share of NCB Common Stock to be paid by any third party pursuant to an agreement with NCB, (iii) the highest closing price for shares of NCB Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale or all of a substantial portion of NCB's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of NCB as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to NCB, divided by the number of shares of Common Stock of NCB outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to NCB.

     (b) The Holder and the Owner, as the case may be, may exercise its right to require NCB to repurchase the Option and any Option Shares by surrendering for such purpose to NCB, at its principal office, a copy of the Option Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require NCB to repurchase this Option and/or the Option Shares in accordance with the provisions of the Option Agreement. Within the latter to occur of (x) five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto and (y) the time that is immediately prior to the occurrence of a Repurchase Event, NCB shall deliver or cause to be delivered to the Holder the Option Repurchase
Price and/or to the Owner the Option Share Repurchase Price thereof, if any, that NCB is not then prohibited under applicable law and regulation from so delivering.

       (c) To the extent that NCB is prohibited under applicable law or regulation from repurchasing the Option and/or the Option Shares in full, NCB shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is not so prohibited from delivering, within five business days after the date on which Issuer is not so prohibited; provided, however, that if NCB at any time after delivery of a notice of repurchase as described in paragraph (b) above is prohibited under applicable law or regulation from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and NCB has undertaken in the Option Agreement to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices, in each case as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, NCB shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that NCB is not prohibited from delivering; and (ii) deliver, as appropriate, either (i) to the Holder, a new Option Agreement evidencing the right of the Holder to purchase that number of shares of NCB Common Stock obtained by multiplying the number of shares of NCB Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (ii) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

     (d) A Repurchase Event shall be deemed to have occurred (i) upon the consummation of any merger, consolidation or similar transaction involving NCB or any purchase, lease or other acquisition of all or a substantial portion of the assets of NCB, other than any such transaction which would not constitute an Acquisition Transaction or (ii) upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of NCB Common Stock, provided that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event. NCB's obligations to repurchase the Option or Option Shares under the Option Agreement will not terminate upon the occurrence of an Exercise Termination Event unless no Subsequent Triggering Event shall have occurred prior to the occurrence of an Exercise Termination Event.

     A copy of the Agreement, but excluding certain other exhibits, and the Option Agreement are incorporated by reference herein, and the foregoing summary is qualified in its entirety by reference thereto.

Item 5.     Interests in Securities of the Issuer

     Based upon representations and warranties in the Agreement, NCB currently has outstanding 108,179,637 shares of NCB Common Stock, option to acquire 5,529,423 shares of NCB Common Stock, and an obligation to issue up to a maximum of 1,514,108 shares of NCB Common Stock and to grant an option to acquire up to a maximum of 152,569 shares of NCB Common Stock upon the consummation of the Piedmont Merger. The Option is for 21,527,748 Option Shares (19.9% of currently outstanding NCB Common Stock and 16.6% of outstanding NCB Common Stock assuming exercise of the Option).

     The Option Agreement contains anti-dilution provisions which provide that both the number of shares of NCB Common Stock issuable upon exercise of the Option and Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in NCB Common Stock or the subdivision or reclassification of NCB Common Stock, as set forth in the Option Agreement. If any additional shares of NCB Common Stock are issued after the date of the Option Agreement other than as permitted in the Option Agreement, the number of Option Shares shall be adjusted so that such number of shares following such issuance shall continue to equal 19.9% of the number of shares of NCB Common Stock then issued and outstanding.

     CCB expressly disclaims any beneficial ownership of the shares of NCB Common Stock which are purchasable by CCB upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

     To the best of CCB's knowledge (i) neither CCB nor any subsidiary or affiliate of CCB or any of its or their executive officers or directors beneficially owns any shares of NCB Common Stock, and (ii) there have been no transactions in the shares of NCB Common Stock effected during the past 60 days by CCB, nor to the best of CCB's knowledge, by any subsidiary or affiliate of CCB or any of its or their executive officers or directors.

     No other person is known by CCB to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the NCB Common Stock obtainable by CCB upon exercise of the Option.

Item 6.  Contracts, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer

     Other than the Agreement, the Option Agreement or any document referenced in the Agreement or the Option Agreement, copies of which are incorporated by reference herein, to the best of CCB's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of NCB.

Item 7.   Material Filed as Exhibits

     (a)  Description of Directors and Executive Officers of CCB.

     (b)  Agreement and Plan of Merger, dated March 17, 2000.

     (c)  Stock Option Agreement, dated March 17, 2000.

                           Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   March 23, 2000
                                        Date



                                   CCB Financial Corporation


                                   By:   /s/ ERNEST C. ROESSLER
                                        Ernest C. Roessler
                                        Chairman, President and
                                        Chief Executive Officer


                               EXHIBIT INDEX

1  Description of Directors and Executive Officers of CCB

2 Agreement and Plan of Merger between CCB Financial Corporation and National Commerce Bancorporation, dated March 17, 2000

3 Stock Option Agreement between CCB Financial Corporation and National Commerce Bancorporation, dated March 17, 2000